

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

<u>Mail Stop 3030</u>

December 11, 2009

Raja M. Parvez
Chief Executive Officer and President
Rubicon Technology, Inc.
9931 Franklin Avenue
Franklin Park, Illinois 60131

> **Re: Rubicon Technology, Inc.
> Form 10-K for the fiscal year December 31, 2008
> Filed March 13, 2009
> File No. 1-33834**

Dear Mr. Parvez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Peggy Fisher
Assistant Director